Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "WOLFER FINANCE SPV LLC", FILED IN THIS OFFICE ON THE SIXTH DAY OF NOVEMBER, A.D. 2023, AT 3:55 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

2591236 8100
SR# 20233907344

Authentication: 204533050
Date: 11-06-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:55 PM 11/06/2023
FILED 03:55 PM 11/06/2023
SR 20233907344 - File Number 2591236

State *of* Delaware
Limited Liability Company
Certificate *of* Formation
for
Wolfer Finance SPV LLC

First: The name of the limited liability company is Wolfer Finance SPV LLC.

Second: The name and address information of the company's registered agent and office in the State of Delaware is:

Legalinc Corporate Services Inc.
651 N. Broad St.
Suite 201
Middletown, DE 19709

Third: The latest date on which the limited liability company is to dissolve is perpetual.

Fourth: The limited liability company shall be vested in the managers who shall be chosen in the manner provided in the limited liability company agreement

In Witness Whereof, the undersigned has executed this Certificate of Formation of Wolfer Finance SPV LLC on November 06, 2023.

____
Joyce Woods, Organizer